UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 16, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON DECEMBER 16TH, 2025

DATE, TIME AND PLACE: December 16th, 2025, at 10.20 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Elias de Matos Brito and Heloisa Belotti Bedicks, regular members of the Company’s Fiscal Council (“CF”) attended the meeting, either in person or by means of audio or videoconference. Mrs. Fabiane Reschke, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) Evaluation of the proposal for distribution of profits to the Company’s shareholders; and (2) Presentation on the methodology used for the Company's annual impairment evaluation.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Fiscal Council members registered their considerations and discussions as follows:

(1) Evaluation of the proposal for distribution of profits to the Company’s shareholders.

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer) of the Company, and Messrs. Gustavo Baptista Alves, responsible for Tax Services, and Victor De Almeida Pinto F. de Mendonça, representative of Tax Strategy, made a brief introduction and presented the Management's proposal for the distribution of profits to the Company's shareholders, to be distributed as follows:

(i)        R$1,790,000,000.00 (one billion, seven hundred and ninety million reais), in the form of dividends, corresponding to R$0.7482883774 (zero point seven four eight two eight eight three seven seven four cents) of gross value per share, as follows: (a) the amount of R$1,379,193,385.62 (one billion, three hundred and seventy-nine million, one hundred and ninety-three thousand, three hundred and eighty-five reais and sixty-two cents) will be distributed based on the profit for the 2025 fiscal year; and (b) the amount of R$410,806,614.38 (four hundred and ten million, eight hundred and six thousand, six hundred and fourteen reais and thirty-eight cents) will be distributed based on the expansion reserve composed of profits from previous fiscal years. The payment will be made until December 30th, 2025, without the application of any monetary restatement index, considering the date of December 19th, 2025, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of dividend distribution.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

December 16th, 2025

(ii)        R$420,000,000.00 (four hundred and twenty million reais), as Interest on Shareholders’ Equity ("IE"), at R$0.1755760439 (zero point one seven five five seven six zero four three nine cents) of gross value per share. The payment will be made until June 30th, 2026, without the application of any monetary restatement index, considering the date of December 22nd, 2025, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation.

The gross amount per share may be modified due to the variation in the number of treasury shares.

After the clarifications, the CF members thanked the information provided.

(2) Presentation on the methodology used for the Company's annual impairment evaluation.

Mrs. Andrea Viegas, Diretora Financeira (Chief Financial Officer) of the Company, and Mr. Marcos Santoro, representative of the Accounting area, in addition to representatives from the Company’s independent auditors, Ernst & Young Auditores Independentes S/S (“EY”), presented the methodology and assumptions currently used by the Company to assess risk and perform impairment testing.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

December 16th, 2025

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 16th, 2025.

FABIANE RESCHKE

Secretary

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TIM S.A.

Publicly Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, based on the information provided and the clarifications received by the Company's management, expressed their favorable opinion on the presentation, to the Board of Directors of the Company, of the proposal for distribution of profits to the Company’s shareholders, to be distributed as follows:

(i) R$1,790,000,000.00 (one billion, seven hundred and ninety million reais), in the form of dividends, corresponding to R$0.7482883774 (zero point seven four eight two eight eight three seven seven four cents) of gross value per share, as follows: (a) the amount of R$1,379,193,385.62 (one billion, three hundred and seventy-nine million, one hundred and ninety-three thousand, three hundred and eighty-five reais and sixty-two cents) will be distributed based on the profit for the 2025 fiscal year; and (b) the amount of R$410,806,614.38 (four hundred and ten million, eight hundred and six thousand, six hundred and fourteen reais and thirty-eight cents) will be distributed based on the expansion reserve composed of profits from previous fiscal years. The payment will be made until December 30th, 2025, without the application of any monetary restatement index, considering the date of December 19th, 2025, as the date for identification of shareholders entitled to receive such values; and

(ii) R$420,000,000.00 (four hundred and twenty million reais), as Interest on Shareholders’ Equity ("IE"), at R$0.1755760439 (zero point one seven five five seven six zero four three nine cents) of gross value per share. The payment will be made until June 30th, 2026, without the application of any monetary restatement index, considering the date of December 22nd, 2025, as the date for identification of shareholders entitled to receive such values.

Rio de Janeiro, December 16th, 2025.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	Elias de Matos Brito Member of the Fiscal Council

HELOISA BELOTTI BEDICKS Member of the Fiscal Council

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 16, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer